SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MGM MIRAGE

(Name of Subject Company (Issuer))

Dubai World

Infinity World (Cayman) L.P.

Infinity World Investments LLC

(Names of Filing Persons) (Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

552953101

(CUSIP Number of Class of Securities)

Abdul Wahid A. Rahim Al Ulama

Dubai World

Emirates Towers, Level 47

Sheikh Zayed Road

Dubai, United Arab Emirates

Telephone: +971 4 3903800

Copy to:

Martin L. Edelman, Esq.

Paul, Hastings, Janofsky & Walker LLP

Park Avenue Tower

75 E. 55th Street

New York, NY 10022

Telephone: (212) 318-6500

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee**
$1,192,800,000	$36,618.96

*	For purposes of the filing fee only. Assumes the purchase of 14,200,000 shares at a purchase price of eighty-four dollars ($84.00) per share in cash.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, was previously paid with the original filing on Schedule TO.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $36,618.96	Filing Party: Dubai World
Form or Registration No: Schedule TO	Date Filed: August 24, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4,

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement filed under cover of Schedule TO with the Securities and Exchange Commission (“SEC”) on August 24, 2007, as amended by Amendment No. 1 to the Tender Offer Statement filed on August 28, 2007 with the SEC (collectively, the “Schedule TO”) by Dubai World, a Dubai, United Arab Emirates government decree entity. The Schedule TO relates to the offer by Infinity World Investments LLC (“Infinity World”) to purchase up to 14,200,000 shares of common stock, par value $.01 per share, of MGM MIRAGE (“Shares”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2007 and the related Letter of Transmittal (the “Offer”).

At or about 8:00 a.m. New York City time, on September 25, 2007, Infinity World issued a press release, attached as Exhibit (a)(1)(L) hereto, announcing that Infinity World is extending the expiration of the Offer until 11:59 p.m. New York City time on Friday, October 5, 2007 and announcing that 730,271 Shares were tendered pursuant to the Offer as of the close of business on September 24, 2007.

Items 1 – 11

This Amendment No. 2 amends and supplements the disclosures in Items 1 – 11 of the Schedule TO to reflect that the Offer has been extended and will expire, unless further extended, at 11:59 p.m. New York City time on Friday, October 5, 2007.

Item 12 Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by the addition of Exhibit (a)(1)(L) and, as so amended, is restated as follows:

(a)(1)(A)	Offer to Purchase, dated August 27, 2007*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)	Press Release issued August 22, 2007*

(a)(1)(H)	Summary Advertisement*

(a)(1)(I)	Supplement to Offer to Purchase*

(a)(1)(J)	Press Release dated August 27, 2007*

(a)(1)(K)	Summary Advertisement*

(a)(1)(L)	Press Release dated September 25, 2007

(d)(1)	Company Stock Purchase and Support Agreement, dated August 21, 2007, by and between MGM MIRAGE and Infinity World Investments LLC*

(d)(2)	Stockholder Support Agreement, dated August 21, 2007, by and between Tracinda Corporation and Infinity World Investments LLC*

(d)(3)	Limited Liability Company Agreement, dated August 21, 2007, by and between Mirage Resorts, Incorporated and Dubai World*

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2007

DUBAI WORLD,
a Dubai, United Arab Emirates government decree entity

/s/ Abdul Wahid A. Rahim Al Ulama
Name:	Abdul Wahid A. Rahim Al Ulama
Title:	Group Chief Legal Officer

INFINITY WORLD (CAYMAN) L.P., a Cayman Islands limited partnership

By: Infinity World (Cayman) Holding
Its: General Partner

/s/ Chris O’Donnell
Name:	Chris O’Donnell
Title:	Secretary

INFINITY WORLD INVESTMENTS LLC, a Nevada limited liability company

/s/ Chris O’Donnell
Name:	Chris O’Donnell
Title:	Secretary

Exhibit Index

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated August 27, 2007*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)	Press Release issued August 22, 2007*

(a)(1)(H)	Summary Advertisement*

(a)(1)(I)	Supplement to Offer to Purchase*

(a)(1)(J)	Press Release dated August 27, 2007*

(a)(1)(K)	Summary Advertisement*

(a)(1)(L)	Press Release dated September 25, 2007

(d)(1)	Company Stock Purchase and Support Agreement, dated August 21, 2007, by and between MGM MIRAGE and Infinity World Investments LLC*

(d)(2)	Stockholder Support Agreement, dated August 21, 2007, by and between Tracinda Corporation and Infinity World Investments LLC*

(d)(3)	Limited Liability Company Agreement, dated August 21, 2007, by and between Mirage Resorts, Incorporated and Dubai World*

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed